

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2014

<u>Via E-mail</u>
Michael Friess
President and Chief Executive Officer
Aladdin International, Inc.
2575 Pearl Street, Suite 220
Boulder, CO 80302

      Re: Aladdin International, Inc.
                Registration Statement on Form 10-12G
                Filed October 27, 2014
                File No. 000-55297

Dear Mr. Friess:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Robert S. Littlepage, for

                    Larry Spirgel
                    Assistant Director

cc: <u>Via E-mail</u>
        Sanford Schwartz
        Aladdin International, Inc.